Mail Stop 3561

August 30, 2007

By Facsimile and U.S. Mail

Mr. Howard R. Levine
Chairman and Chief Executive Officer
Family Dollar Stores, Inc.
P. O. Box 1017, 10401 Monroe Road
Charlotte, North Carolina 28201

  Re: Family Dollar Stores, Inc.
    Form 10-K for the Fiscal Year Ended August 28, 2006
    Filed March 28, 2006
    Form 10-Q for the Fiscal Quarter Ended March 3, 2007
    Filed April 12, 2007
    File No. 1-6807

Dear Mr. Levine:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Michael Moran
       Accounting Branch Chief